Eaton Vance Management

Two International Place

Boston, MA  02110

(617) 482-8260

www.eatonvance.com

April 9, 2015

Valerie J. Lithotomos

Senior Counsel

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Eaton Vance NextShares Trust (File Nos.: 333-197733; 811-22982) (“Trust I”)

Eaton Vance NextShares Trust II (File Nos.: 333-197734; 811-22983) (“Trust II”)

(collectively, the “Trusts”)1

Dear Ms. Lithotomos:

This letter responds to comments you provided telephonically to the undersigned on February 5, 2015 regarding pre-effective amendment no. 1 to each Trust’s registration statement on Form N-1A (“Pre-Eff. No. 1”) filed on behalf of its respective series2 (each a “Fund” and together the “Funds”) on October 21, 2014.  The comments and responses are set forth below.  Each Registrant will file pre-effective amendment no. 2 to its registration statement (the “Amendment”) to reflect applicable disclosure changes made in response to the comments.

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1

The Trusts were formerly known as Eaton Vance ETMF Trust and Eaton Vance ETMF Trust II.

2

Registrants have revised the name of each series to reflect the replacement of “ETMF” with “NextShares”.  The registration statement for Eaton Vance NextShares Trust registers shares of the following ten series:  Eaton Vance Balanced NextShares (“Balanced NextShares”); Eaton Vance Global Dividend Income NextShares (“Global Dividend Income NextShares”); Eaton Vance Growth NextShares (“Growth NextShares”) (formerly Eaton Vance Large-Cap Growth ETMF); Eaton Vance Large-Cap Value NextShares (“Large-Cap Value NextShares”); Eaton Vance Small-Cap NextShares (“Small-Cap NextShares”); Eaton Vance Stock NextShares (“Stock NextShares”); Eaton Vance Richard Bernstein All Asset Strategy NextShares (“Bernstein All Asset Strategy NextShares”); Eaton Vance Richard Bernstein Equity Strategy NextShares (“Bernstein Equity Strategy NextShares”); Parametric Emerging Markets NextShares (“Parametric Emerging Markets NextShares”); and Parametric International Equity NextShares  (“Parametric International Equity NextShares”).

The registration statement for Eaton Vance NextShares Trust II registers shares of the following eight series:  Eaton Vance Bond NextShares (“Bond NextShares”); Eaton Vance Floating-Rate & High Income NextShares (“Floating-Rate and High Income NextShares”); Eaton Vance Global Macro Absolute Return NextShares (“Global Macro Absolute Return NextShares”); Eaton Vance Government Obligations NextShares (“Government Obligations NextShares”); Eaton High Income Opportunities NextShares (“High Income Opportunities NextShares”); Eaton Vance TABS 5-to-15 Year Laddered Municipal Bond NextShares (“Laddered Municipal Bond NextShares”); Eaton Vance High Yield Municipal Income NextShares (“High Yield Municipal Income NextShares”); and Eaton Vance National Municipal Income NextShares (“National Municipal Income NextShares”).

Each Amendment also will include certain disclosures not included previously in each Trust’s registration statement, including completed fee and expense tables3, information about master funds (each a “Portfolio”) for those Funds that will invest in a master-feeder structure, Portfolio performance information for such Funds, related performance information for other Funds and information about each Trust’s Board of Trustees. The Amendments also will disclose that the Trusts and Eaton Vance Management (“EVM”) have received an exemptive order (the “Order”) to offer and operate NextShares as described in the application submitted by EVM and the Trusts, as last amended and filed on September 25, 2014 (“Application”).4

In addition, relevant disclosure changes to registration statements of other Eaton Vance funds made after the filing of Pre-Eff. No. 1 are reflected in the Amendments, along with certain other immaterial changes.  Lastly, the disclosure regarding non-U.S. investments of Global Dividend Income NextShares has been modified to state that, under normal market conditions, the Fund will invest (i) at least 25% of its net assets in companies located outside of the United States, including in emerging market countries and (ii) in issuers located in at least five different countries (including the United States). A company will be considered to be located outside the United States if it is domiciled in or derives more than 50% of its revenues or profits from non-U.S. countries and may include securities trading in the form of depositary receipts.5  References to the “Initial Comment Letter” herein are to your letter to the Trusts dated August 28, 2014 regarding their initial registration statements filed on July 30, 2014.  Registrants responded to the Initial Comment Letter in a correspondence filed October 21, 2014 (Accession no. 0000940394-14-001375).

Comment 1:  Please provide information concerning the status of the regulatory approvals required for each Trust to operate as described in the registration statements.  Also address whether the 19b-4 orders must be issued in order for each Trust’s registration statement to become effective.

Response 1:  EVM and the Trusts received the Order on December 2, 2014.  As stated in each Fund’s prospectus, the Funds intend to list their shares on the NASDAQ Stock Market LLC (“Nasdaq”).  On November 7, 2014, Nasdaq received approval under Rule 19b-4 under the Securities Exchange Act of 1934, as amended, (the “1934 Act”) to adopt Nasdaq Rule 5745 governing the listing and trading of NextShares.  A separate Rule 19b-4 listing and trading approval must be obtained for each Fund.  Nasdaq has informed EVM that it expects to file a Rule 19b-4 approval request for each Fund later this month.

The Trusts are also seeking relief from Section 11(d)(1) of the 1934 Act, Rules 10b-10, 10b-17, 11d1-2, 14e-5, 15c1-5 and 15c1-6 under the 1934 Act and Rules 101 and 102 of Regulation M in connection with secondary market transactions in Fund shares and the creation or

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The expense reimbursements reflected in the expense tables will continue for at least one year from the date that a Fund commences operations.

4

The Order was granted on December 2, 2014.  Each Amendment includes all disclosures required by the Order.

5

In responding to Comment No. 29 of the Initial Comment Letter, Trust I had indicated that Global Dividend Income NextShares added a policy that, under normal market conditions, it would invest significantly (i.e., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies domiciled outside the United States.  Registrant believes that the revised disclosure is consistent with Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001).

redemption of Creation Units, which are blocks of a specified number of Fund shares.  This relief is analogous to relief obtained by new exchange-traded funds (“ETFs”) before their shares commence trading.  EVM is working with the staff of the Division of Trading and Markets with respect to such relief, which we understand would be granted at the same time as the Funds’ Rule 19b-4 requests are approved.

EVM does not believe that the Funds’ Rule 19b-4 approvals and other relief noted above must be issued before the registration statements become effective.  Pursuant to the Order, shares of the Funds are required to be listed on a national exchange.  As such, no Fund will be publicly offered until its Rule 19b-4 approval is received.  EVM understands that new registration statements and amendments to existing registration statements to establish ETFs have routinely become effective prior to the receipt of required 19b-4 approvals.

Comment 2:  Provide additional clarification as to why the term “exchange-traded managed fund” is not misleading.  The Staff believes this term could be misconstrued to mean an actively managed ETF.

Response 2:  The term “exchange-traded managed fund” has been removed from the Amendments, generally replaced by the trade name “NextShares.”

Comment No. 3:  Disclosure added to the cover page of each prospectus does not conform to Comment No. 6 from the Initial Comment Letter, which requested that the cover page state prominently the following: (a) An ETMF is not a traditional mutual fund or a traditional exchange-traded fund; (b) Please read the risks in the prospectus which are unique to ETMFs; (c) An ETMF is a novel investment vehicle with no operating history; and (d) A brief statement that prices of Shares are linked to ETMFs’ next- computed NAV by market-determined premium or discount.

Response 3:  The cover page of each prospectus has been revised to state as follows:

NextShares are a new type of actively managed fund that differ from traditional mutual funds and exchange-traded funds.  Individual shares of NextShares may only be purchased and sold on a national securities exchange.  Trading prices of Fund shares are directly linked to the Fund’s next-computed net asset value (NAV) and will vary from NAV by a market determined trading cost (i.e., a premium or discount to NAV).  Please read the risks that are unique to NextShares included in this prospectus.  As a new type of fund, NextShares do not have an operating history.

Comment No. 4: Provide information about the Funds’ relationship with Navigate Fund Solutions, LLC (“Navigate”) as requested in Comment No. 8 in the Initial Comment Letter, including whether EVM or a Trust compensates Navigate for the use of the patented name and/or the patented technology related to NAV-based trading (“Navigate intellectual property”).  Also disclose any potential conflicts of interest that may arise given the relationship between the Adviser and Navigate and any compensation agreements between the affiliates.  Also, please state whether Registrants will file any related agreements.

Response 4:  EVM, the Funds’ investment adviser, has signed a term sheet for an agreement with Navigate to (i) license the Navigate intellectual property for NextShares and (ii) engage Navigate to provide certain services to EVM in connection with the operation of NextShares.  Pursuant to the agreement, EVM will pay an annual fee to Navigate for such licensing and servicing.  The Funds do not pay any compensation to Navigate.  EVM does not believe that the agreement between EVM and Navigate gives rise to potential conflicts of interest.  Other than the foregoing agreement, there are no compensation agreements between EVM and Navigate.

The Funds will enter into an agreement with EVM pursuant to which EVM will provide the Funds with services required for the operation of NextShares as described in the Order.  For providing such services, EVM will receive a quarterly fee at a rate of 0.05% annually of each Fund’s average daily net assets.  Disclosure regarding this agreement is included under “Management and Organization” in the Fund prospectuses included in the Amendments.  The agreement will also be included as an exhibit to each Trust’s registration statement in a future filing.

Comment No. 5:  Provide written confirmation that Registrants have reviewed the letter dated July 30, 2010, from Barry Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management to the Investment Company Institute (“Disclosure Letter”) and incorporated all applicable disclosures described therein.

Response 5:  Each Registrant confirms that it has reviewed the Disclosure Letter and incorporated all applicable disclosures described therein.

Comment No. 6:  Provide further information to support the response to Comment No. 256 in the Initial Comment Letter that individual Fund shares will be purchased and sold on the exchange, which “may” require payment of selling commissions.

Response 6:  A large percentage of the purchases and sales of Eaton Vance mutual funds is today made through fee-based advisory and similar programs sponsored by financial intermediaries.  In such programs, investors pay their intermediary an asset-based fee for advisory, investment, consulting or similar services, and such investors are not subject to selling commissions on purchases and sales of securities (including mutual fund shares, ETF shares, individual stocks and other investments).  EVM expects that a significant portion of Fund shares also will be purchased and sold by investors participating in fee-based advisory and similar programs.  EVM therefore believes it is appropriate to disclose that purchases and sales of Fund shares “may” (rather than “will”) require payment of selling commissions, because shares bought and sold in fee-based programs will not be subject to selling commissions and such purchases and sales are expected to represent a significant percentage of overall Fund purchases and sales.

Comment No. 7:  Explain how derivatives are reflected in Fund net assets for purposes of calculating the advisory fee.

Response 7:   In accordance with each Fund’s Investment Advisory and Administrative Agreement,7 the investment advisory fee will be calculated based on the Fund’s average daily net assets, which will be computed in accordance with the Declaration of Trust of the Trust and any

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Comment 25 from the Initial Comment Letter states as follows:  The “Market Trading Risk” section states that buying and selling shares may require you to pay brokerage commissions and expose you to other trading costs. (Emphasis added.) Please clarify whether this statement should be revised to state “will require.”

7

Each Fund’s Investment Advisory and Administrative Agreement is included as an exhibit in Part C of the Amendments.  Each Portfolio’s investment advisory agreement has a substantially similar provision concerning the manner in which investment advisory fees are calculated.

applicable votes and determinations of the Trustees of the Trust.   Pursuant to Article VII of each Trust’s Declaration of Trust, the value of a Fund’s net assets is determined as follows:

The value of the assets of the Trust or any Series thereof shall be determined in a manner authorized by the Trustees.  From the total value of said assets, there shall be deducted all indebtedness, interest, taxes, payable or accrued, including estimated taxes on unrealized book profits, expenses and management charges accrued to the appraisal date, amounts determined and declared as a dividend or distribution and all other items in the nature of liabilities which shall be deemed appropriate by the Trustees, as incurred by or allocated to the Trust or any series or Class thereof.  The resulting amount, which shall represent the total net assets of the Trust or Series or Class thereof, shall be divided by the number of Shares of the Trust or series or Class thereof outstanding at the time and the quotient so obtained shall be deemed to be the net asset value of the Shares of the Trust or Series or Class thereof.

As disclosed in each Fund’s SAI, the Trustees have approved procedures for determining the value of Fund investments, including derivatives instruments.  As reflected in a Fund’s net asset value and taking into account associated liabilities, the value of a derivatives instrument generally is equal to its cost plus any unrealized gains or losses, offset by any margin payments received or made by the Fund with respect to such instrument. For swap agreements and futures contracts held by a Fund, only the unrealized gain or loss on the instrument, offset by any margin payments received or made by the Fund, is included in the calculation of the Fund’s net assets. For options and equity linked participation notes held by a Fund, the market value of the instrument is included in the calculation of the Fund’s net assets.

Comment No. 8:  The countries in the MSCI Emerging Markets Index and MSCI Frontier Markets Index were not added to the prospectus summary of Parametric Emerging Markets NextShares as requested in Comment No. 56 of the Initial Comment Letter.  Alternatively, add a description of such indices to the prospectus summary.

Response 8:  The following descriptions of the MSCI Emerging Markets Index and MSCI Frontier Markets Index has been added to the prospectus summary of Parametric Emerging Markets NextShares under “Principal Investment Strategies”:

The MSCI Emerging Markets Index is an unmanaged index of common stocks of issuers in 23 emerging markets countries.  The MSCI Frontier Markets Index is an unmanaged index of common stocks of issuers in 24 countries that have less-developed economies and financial markets than more established emerging markets, and often have more restrictions on foreign stock ownership.

Comment No. 9:  In response to Comment No. 59 in the Initial Comment Letter, disclosure was added that an issuer’s domicile would determine whether it is a non-U.S. country.  The Staff believes that the determination of an issuer’s country should also be tied to economic activity in the country.  Please amend the disclosure accordingly.

Response 9:  The disclosure under “Principal Investment Strategies” in the prospectus summary for the Parametric International Equity NextShares has been revised to state as follows:

The Fund invests primarily in companies traded in, having their primary operations in, domiciled in or deriving a majority of their revenue from countries represented in the MSCI Europe,

Australasia, Far East Index (“MSCI EAFE Index”) and may include securities trading in the form of depositary receipts.

Comment No. 10:  Please provide additional information with respect to the response to Comment No. 678 in the Initial Comment Letter.  The Securities and Exchange Commission (“SEC”) Staff believes references to specific premium and discount amounts are confusing.

Response 10:  References to specific premium or discount amounts have been removed from the Amendments.  As indicated under “Buying and Selling Shares – Trading in the Secondary Market,” information about intraday high, low, average and closing market prices for Fund shares expressed as premiums/discounts to NAV will be available on the Fund’s website at www.eatonvance.com.

Comment No. 11:  The Staff reiterates Comment No. 69, which stated that the paragraph under “Additional Information about NextShares – How NextShares Differ from ETFs” beginning “Different from conventional ETF trading…,” is misleading because, in actuality, intra-day indicative values and market prices (whether purchasing at a premium or at a discount) are readily available for ETFs.

Response 11:   As described under “Additional Information about NextShares – How NextShares Differ from ETFs,” one of the key distinctions is that NextShares provide full transparency into the execution costs of buying and selling shares, whereas ETFs do not.  A NextShares investor who, for example, buys shares at NAV + $0.01 knows that he or she paid a trading cost of precisely one cent per share (plus any applicable commissions) to initiate the position.

ETF investors, by contrast, do not have access to similar direct measures of their trading costs.  A purchaser of ETF shares can estimate his or her trading costs by comparing the executed trade price (e.g., $20.12 per share) to the ETF’s intraday indicative value (“IIV”) at the closest corresponding time (e.g., $20.10 per share).  This comparison can provide an indication of ETF trading costs (e.g., an estimated two cents per share).  It should be understood, however, that this is not a precise measure of trading costs.  ETF IIVs are typically disseminated at intervals of approximately 15 seconds rather than continuously, and investors may not have access to information telling them precisely when their trade was executed (trade confirmations provided to retail investors generally do not indicate the exact time of trade execution).  Moreover, the SEC has recently expressed significant concerns about the reliability of IIVs in current practice, noting that IIVs frequently reflect stale pricing data (particularly for international securities), are not subject to meaningful calculation standards and are prone to errors.  See Precidian ETFs Trust, et al., Investment Co. Act Rel. Nos. 31300; 812-14116 (Oct. 21, 2014) (Notice) at pages 15-19.

For these reasons, Registrants believe that the referenced disclosure is accurate and it has not been revised in the Amendments.

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Comment 67 from the Initial Comment Letter states as follows: In the sub-section titled “Market Trading Risks,” the prospectus states trading prices of shares may be above, at or below NAV, will fluctuate in relation to NAV based on supply and demand in the market for shares and other factors, and “may vary significantly from NAV during periods of market volatility.” This disclosure differs significantly from the disclosure in the next section titled Additional Information About Exchange-Traded Managed Funds which states a premium or discount example of +$0.01, -$0.02.  Please explain the basis for using small numbers.  Please supplementally inform the staff why using smaller numbers is appropriate, given that prior disclosure suggests that variation could be significant.  We may have additional comments, depending on the response.

Comment No. 12:  Comment No. 71 of the Initial Comment Letter stated that the lack of portfolio transparency may be a risk factor for retail investors and requested that risk disclosure be added to the summary.  Please add the requested disclosure.

Response 12:   ETFs disclose their full portfolio holdings (or those of the ETF’s benchmark index) on a daily basis to enable market makers to hedge the intraday market risk they assume as they take positions in ETF shares in connection with their market making activities.  Without this information, the arbitrage that serves to maintain a close relationship between ETF trading prices and underlying portfolio values cannot function effectively.

In contrast, because NextShares will use NAV-based trading, contemporaneous disclosure of portfolio holdings is not necessary to maintain a close relationship between market prices of NextShares and underlying portfolio values.  Because all NextShares trading prices are based on end-of-day NAV, market makers in NextShares are not subject to intraday market risk.  No intraday market risk means no need for market makers to engage in intraday hedging activity, and therefore no associated requirement for current portfolio holdings disclosure to maintain a tight relationship between trading prices of NextShares and NAV.  See Order at pp. 10, 14-15.

The portfolio holdings disclosures to be provided for NextShares will be at least comparable to those currently provided by mutual funds.  Because disclosure of daily holdings is not necessary to maintain efficient trading in NextShares, this information is no more relevant for NextShares than for mutual funds.  For the same reasons that lack of daily holdings transparency is not commonly viewed as a significant risk factor for mutual funds, this should not be viewed as a significant risk factor for NextShares.

Contrary to the assertion that lack of portfolio transparency may be a risk factor for investors in NextShares, we view the ability to maintain the confidentiality of the current fund trading information (by not disclosing full holdings on a daily basis) as a key benefit of the NextShares structure.  Funds that publicly disclose their full holdings on a daily basis face the risk that such disclosures may interfere with achieving the funds’ investment objectives, either by increasing fund trading costs through the actions of predatory traders that use daily holdings disclosures to anticipate future fund trades or by constraining the fund’s trading and investment activity to seek to circumvent the effects of predatory traders.  These risks are well understood by sponsors of actively managed funds and have been acknowledged by the SEC.  See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Securities Exchange Act Release No. 49333 (Feb, 27, 2004) at p. 16.

For these reasons, Registrants believe that it would not be appropriate to add the requested disclosure.

Comment No. 13:  Please clarify your response to Comment No. 73 of the Initial Comment Letter, which requested that the members of the Valuation Committee be identified.

Response 13:   As noted in response to Comment No. 16 below, additional information about the composition of EVM’s Valuation Committee has been added under “Calculation of Net Asset Value” in each SAI.9

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Registrants do not believe that the members of the Adviser’s Valuation Committee are required to be identified in the registration statements. Item 17 of Form N-1A (“Item 17”) requires registrants to disclose the identity of any standing committees of the registrant’s board of trustees and to provide a concise statement of the functions of each such committee, the members of the committee and the number of committee

Comment No. 14:  Now that the Order has been received, add disclosure to each prospectus.

Response 14: The following disclosure regarding receipt of the Order has been added to each Fund’s prospectus under “Additional Information about NextShares – Description of NextShares”:

The Fund[s] operate pursuant to an exemptive order issued by the U.S. Securities and Exchange Commission granting Eaton Vance NextShares [Trust] and Eaton Vance an exemption from certain provisions of the Investment Company Act of 1940, as amended.

Comment No. 15: Further to Comment No. 7810 in the Initial Comment Letter, please clarify which Funds are expected to have subsidiaries.  Also, consider whether the disclosure of the current position of the Internal Revenue Service (“IRS”) concerning private letter rulings for controlled foreign corporations of Funds is accurate.

Response 15:   Global Macro Absolute Return NextShares (“GMAR”) will operate in a master-feeder structure and will invest its assets in Global Macro Portfolio (“GM Portfolio”), a registered investment company with the same investment objective, policies and restrictions.  GM Portfolio has established, and may invest up to 25% of its total assets in, Eaton Vance GMP Commodity Subsidiary, Ltd. (the “Subsidiary”).  The Subsidiary invests in commodities-related investments, as well as securities and other instruments in which GM Portfolio is permitted to invest.  The definition of “Subsidiary” under “Definitions” in the SAI has been revised to clarify whether a Fund described therein has a Subsidiary and a cross-reference to such definition has been added under “Taxation of the Subsidiary” under “Federal Income Tax Consequences.”  The disclosure about the private letter rulings included under “Taxation of the Subsidiary” is accurate.  In April 2010, GM Portfolio received a private letter ruling from the IRS that income from certain commodity-linked notes and income derived from the subsidiary constitute qualifying income under the Internal Revenue Code.  Disclosure of the IRS’s current position with respect to issuance of private letter rulings to fund subsidiaries that invest in commodities appears under “Tax Risks” in GMAR’s Fund Summary.

Comment No. 16:  What input does the Valuation Committee have in the Valuation Procedures?

Response 16:  Pursuant to Registrants’ Valuation Procedures (the “Procedures”), EVM’s Valuation Committee oversees the implementation and administration of the Procedures. This includes responsibility for approving all substantive amendments to the Procedures prior to consideration by the Board.  The following disclosure has been added to “Calculation of Net Asset Value” in each SAI:

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meetings held during the last fiscal year.  Registrants have disclosed information regarding each standing committee of the Board as required by Item 17.  EVM’s Valuation Committee is not a standing committee of Registrants’ Boards of Trustees, and therefore, the Registrants have not included the information required by Item 17 for such committee.

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Comment 78 from the Initial Comment Letter states as follows: Disclosure in the sections titled “Taxation of the Subsidiary” and “Investments in the Subsidiary” indicates that the Funds may invest in Subsidiaries organized under the laws of the Cayman Islands, yet there is no mention of any such Subsidiaries in the prospectus. Please clarify, or delete this section.  Also, the reference to an IRS private letter ruling appears to be boilerplate.  If it is not applicable to the Funds, please delete.

As stated in the prospectus, EVM’s Valuation Committee oversees the implementation and administration of the Fund Valuation Procedures. This includes responsibility for approving all substantive amendments to the Procedures prior to consideration by the Board.  EVM’s Valuation Committee includes investment personnel as well as persons involved in oversight of Fund valuations.

Comment No. 17:   For Global Macro Absolute Return NextShares, further clarify the definition of absolute return.

Response 17:  The following definition of an absolute return investment strategy has been added under “Principal Investment Strategies” in the Fund Summary:

The Fund employs an “absolute return” investment approach.  This means that the Fund benchmarks itself to an index of cash instruments, rather than a stock or bond market index, and seeks to achieve returns that exceed its benchmark and are largely independent of broad movements in stocks and bonds.  The Fund’s benchmark is the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index.

In addition, the following “Absolute Return Strategy Risk” has been added under “Principal Risks” in the Fund Summary:

Absolute Return Strategy Risk:  The Fund employs an “absolute return” investment approach, benchmarking itself to an index of cash instruments and seeking to achieve returns that are largely independent of broad movements in stocks and bonds.  Unlike equity funds, the Fund should not be expected to benefit from general equity market returns.  Different from fixed income funds, the Fund may not generate current income and should not be expected to experience price appreciation as interest rates decline.

Comment No. 18:  As requested in Comment No. 93 in the Initial Comment letter, please disclose how Government Obligations NextShares’ ability to subject up to 25% of its assets to short sales is compatible with its policy of investing at least 80% of its net assets in U.S. government securities.

Response 18:   The Fund’s disclosure has been revised to state that no more 20% of its assets will be subject to short sales at any one time.

Comment No. 19:  Please add the additional risk disclosure to the prospectus of High Income Opportunities NextShares relating to PIK bonds requested in Comment No. 9611 of the Initial Comment Letter.

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11 Comment 96 from the Initial Comment Letter states as follows with respect to High Income Opportunities NextShares:  The first paragraph states that the Fund may also “purchase securities that make “in-kind” interest payments. . .” Please discuss the risks presented by investments in payment in-kind (“PIK”) securities.  Please specifically disclose that: (a) The higher interest rates on PIK securities reflect the payment deferral and increased credit risk associated with such instruments and that such investments generally represent a significantly higher credit risk than coupon loans; (b) Even if accounting conditions are met, the borrower could still default when the Fund’s actual collection is supposed to occur at the maturity of the obligation; (c) PIK securities may have unreliable valuations because their continual accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral; and (d) The deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

Response 19:   The above-referenced disclosure has been revised to comply with Comment No. 96 as follows:

Bonds and preferred stocks that make “in-kind” payments and other securities that do not pay regular income distributions may experience greater volatility in response to interest rate changes and issuer developments. PIK securities generally carry higher interest rates compared to bonds that make cash payments of interest to reflect their payment deferral and increased credit risk. PIK securities generally involve significantly greater credit risk than coupon loans because the Fund receives no cash payments until the maturity date or a specified cash payment date. Even if accounting conditions are met for accruing income payable at a future date under a PIK bond, the issuer could still default when the collection date occurs at the maturity of or payment date for the PIK bond.  PIK bonds may be difficult to value accurately because they involve ongoing judgments as to the collectability of the deferred payments and the value of any associated collateral.  If the issuer of a PIK security defaults the Fund may lose its entire investment.

Disclosure that the deferral of PIK interest reduces the loan-to-value of the bond at a compounding rate has not been added to the prospectus because such deferral increases (rather than reduces) the loan to value ratio.

Representations:

The Trusts acknowledge that:

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should the Commission or the Staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

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the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Trusts from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

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the Trusts may not assert this action as defense in any proceeding initiated by the

Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the Amendment, please contact the undersigned at (617) 672-8305.

Very truly yours,

/s/ Maureen A. Gemma

Maureen A. Gemma

Vice President

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